November 22, 2013

Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:     TransCoastal Corporation

Registration Statement on Form S-1

Filed October 4, 2013

File No. 333-191566

Dear Mr. Schwall:

With regards to your letter dated November 1, 2013, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Registration Statement on Form S-1

General

1.

We note that three of your executive officers and directors – Stuart G. Hagler, Wilbut A. Westmoreland and David J. May – are among the selling shareholders in this offering. Given that they are affiliates of the company, tell us what consideration you have given to the requirements of Rule 144 with regards to their status as underwriters and whether their shares are restricted securities subject to a holding period.

RESPONSE:

We are aware of the requirements of Rule 144 and Rule 144A. In the event the shares of the affiliates named above were sold in a public distribution we believe they would likely be required to observe the holding period and resale quantity limitations of restricted or control securities. However we are also cognizant of the additional exemption for private resales provided by Section 4(1) of the Securities Act of 1933, as amended in combination with the exemption provided by Section 4(2). Please see Gilligan, Will & Co. v. SEC, 267 F.2d 461 (2d Cir. 1959).

2.

You reference the “Plan of Distribution” section throughout your filing (for example, on the cover page of your prospectus). Please amend your filing to add a “Plan of Distribution” section. Alternatively, please remove all references to the “Plan of Distribution” section.

DALLAS ♦ Thanksgiving Tower ● 1601 Elm Street ● Dallas, Texas 75201 ● (214) 777-4200 ● (214) 777-4299 Fax
HOUSTON ♦ 919 Milam Street ● Suite 2200 ● Houston, Texas 77002 ● (713) 425-7400 ● (713) 425-7700 Fax
www.krcl.com

RESPONSE:

The term "Plan of Distribution" has been removed. Please see pages iii and 50.

Prospectus Summary, page 1

3.	Please furnish to us the petroleum engineering reports you used as the basis for your December 31, 2012 proved reserve disclosures. The report items should include:

a)

One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c)	Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories;
d)	Please provide the above referenced cash flows – summary and individual entities – with annual detail for the entire economic life (e.g. 30 years) of the properties;
e)	Producing rate vs. time plots/extrapolations for all your proved producing properties;
f)

Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed producing, proved non-producing and prove undeveloped categories (9 entities in all) as well as the AFE and development narrative for each of the three PNP and PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or individual property cash flows.

You may furnish these materials on digital media such as a flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

RESPONSE:

We are sending the complete Reserve Report via Federal Express which we believe will be responsive to all of comment 3.

Risk Factors, page 2

4.

You state on page 8 that “As a result of our expected financing in this Offering, a substantial portion of our operating cash flow being [sic] dedicated to the payment of an annual dividend.” Please revise to clarify this statement, as this is an offering on behalf of selling shareholders from which you will not receive any proceeds. Furthermore, please reconcile this statement with your disclosure on page 2 that you do not intend to pay dividends on your common stock.

RESPONSE:

We have deleted the risk factor. Please see page 8.

5.

We note the disclosure on page F-21 of the financial statements regarding “risk concentrations and that two customers accounted for 92.8% of your oil sales in 2012 and 94.1% of your oil sales in 2011. Provide a risk factor addressing your dependency on such a small number of customers and the impact that the loss of these customers would have upon your financial condition and results of operation.

RESPONSE:

We have added the requested risk factor. Please see page 5, paragraphs 1 to 3.

6.	Please include a risk factor in which you discuss your lack of independent directors and the resulting implications for corporate governance.

RESPONSE:

We have added the requested risk factor. Please see page 3, paragraph 6.

There is no guarantee that our shares will be listed on the NYSE Market, page 15

7.	Please delete any reference to trading on the NYSE until you have applied for listing.

RESPONSE:

The references have been removed. Please see pages 15,37,38 and 44.

Stock Incentive Plan, page 17

8.	Please identify the Administrator of the Plan.

RESPONSE:

We have modified the disclosure by including the sections regarding Administration of the Plan. Please see page 18, paragraphs 3 and 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Revenue, page 20

9.

Your revenue discussions should identify (and quantify) changes resulting from production quantities, prices and other factors. Other factors should be described and where necessary quantified. In this manner, we note that production volumes and average selling prices of oil and natural gas have been omitted for all periods presented. Please revise throughout MD&A to include these disclosures.

RESPONSE:

We have amended the MD&A disclosures to include the information requested. Please see page 20, paragraphs 5 to 9.

Operating Expenses, page 20

10.

We note your discussion that total operating expenses for the year ended December 31, 2012 decreased due to lower stock compensation that was offset by increases in payroll costs as the Company performed services for third parties. Please expand to discuss the business developments that underlie these factors. Lastly, include a discussion for all material variances related to each of your operating expenses as classified on your statements of operations for all periods presented.

RESPONSE:

We have modified our disclosure as requested. Please see page 21, paragraph 3.

11.

We note that “Depreciation, depletion and amortization” expense has declined in each of the three and six month periods ended June 30, 2013. However, your “Total oil and natural gas properties and other equipment, net” and production of oil and gas volumes have increased in the six months ended June 30, 2013. The reasons for this disparity are not apparent from your existing disclosures. Please provide us with a detailed analysis that fully explains the negative trend in your periodic depreciation and amortization expense. Specifically explain why the expense in each of the three and six month periods ended June 30, 2013 was less than compared to the same periods in 2012.

RESPONSE:

If you review the dramatic increases in reserves from 2010 to 2012 on page F-30 in the table labeled "Reserve Quantity Information", you will note the costs and investment required declined. This generates a dramatically lower depletion rate. Therefore, because of our substantial growth in operating wells we can have increased production and declining rate for depletion at the same time.

12.

We note your consolidated statement of operations includes captions for “Stock based compensation” and “Payroll.” Please tell us how your use and disclosure of these line items is consistent with the guidance in Rule 5-03 of Regulation S-X and SAB Topic 14F.

RESPONSE:

We have modified our Statements of Operations. Please see pages F-3 and F-34.

Liquidity and Capital Resources, page 21

13.	Expand this section to address your anticipated capital expenditures and how you intend to fund those expenditures.

RESPONSE:

We have modified our Liquidity and Capital Resources section to include our estimated capital needs and the methods by which we intend to acquire the capital. Please see pages 21 and 22; paragraphs 14 and 2 respectively.

Our Business, page 23

14.

We note that 43 % of your revenues for December 31, 2012 came from drilling revenues. Your discussion here, however, focuses almost entirely on your sales of oil, natural gas and related products. Please expand this section to address your drilling operations.

RESPONSE:

We believe we have addressed the staff's comments in our MD&A results of operations section. Under revenue, we discuss that the Company will pursue development of their own properties rather than acting as a contract driller/operator for third parties. We believe this gives the Company an opportunity to focus our limited resources on long term revenue growth, rather than short term revenue. We have added a similar statement to the Our Business disclosures. Please see page 23, paragraph 6.

Oil and Gas Leases and Wells, page 27

15.

In part, item 1208(a) of Regulation S-K requires the disclosure of your total gross and net productive wells, expressed separately for oil and gas. Please amend your document to comply with Regulation S-K.

RESPONSE:

The majority of our wells produce oil, NGLs, and natural gas. We therefore believe trying to define our wells as either oil or natural gas would be misleading to the potential investor. We have modified the document to clarify the oil and gas well classification for our wells. Please see page 27, paragraph 1. We have modified and included the number of gross and net productive wells in the table on page 33.

16.

Here you disclose “The Properties comprise approximately 61 producing wells generating net production of approximately 73 bbls/day and 370 mcf/day during fiscal year 2012.” Further on you state “The Company currently receives production from 63 wells located on the above leases.” The proved producing company summary cash flow presents 2013 well count of 73 wells as of January 1, 2013. Please explain these differences to us and amend your document to eliminate them.

RESPONSE:

We have modified the disclosures to eliminate these differences. Please see page 27, paragraphs 1 and 2.

17.	On page 32, you present 752 and 500 undeveloped acres in Shelby County in contrast to the 162 undeveloped acres disclosed on page 27. Please amend your document to correct this inconsistency.

RESPONSE:

We have modified the disclosures to eliminate this inconsistency. Please see the modified chart on page 27.

Net Production, page 33

18.

Your 2012 historical net production – 26,413 BO and 134,736 MCFG – seems inconsistent with the 2012 gross (8/8ths) production from the Texas Rail Road Commission website for CoreTerra Operating (Operator 178422) in District 10 – 40,891 BO and 80,435 MCFG. We see similar issues with the 2011 volumes. Please reconcile these figures to us. Include the figures for the 3 non-operated properties referenced on page 27.

RESPONSE:

Your comment assumes that all the wells operated by CoreTerra and for which CoreTerra completes RRC production reports are wells that TransCoastal owns or receives production from. This is not correct. TransCoastal owns an interest in three wells it does not operate from which it receives revenues and of the 70 wells CoreTerra operates nine are owned by third parties and TransCoastal receives none of the production or revenues except for the fees CoreTerra receives as a contract operator. The difference in what was reported to the RRC by CoreTerra and what TransCoastal reports as its own production is due to the production of the third party operated wells. All revenues and production from TransCoastal producing properties were audited.

Average Sales Prices, page 33

19.

You disclose historical natural gas sales prices for 2011 and 2012 above $9/MCFG. Please explain the circumstances that generated these prices and address whether you sell natural gas liquids or wet gas. Include examples of your BTU content calculations as referenced in your third party reserves report. Please provide us with copies of November, 2012 gas sales statements for all 23 of your leases.

RESPONSE:

We sell wet gas with high BTU content and therefore receive a premium over the reported market price for natural gas. Examples of our BTU content calculations in our third party reserve report are provided on page 3 of the opinion contained in the Reserve Report. Also included on the thumb drive containing the Reserve Report are copies of our November 2012 gas sales statements.

Oil and Natural Gas Costs, page 33

20.	Please correct your typographical error here of “$0.03” for average production cost per BOE.

RESPONSE:

We have modified the document as requested. Please see Page 33.

21.

Your 2012 historical production costs are $1.1 million while the 2013 projected “Lease Net Costs” for proved producing properties in your third party report are $665 thousand. As these projected costs are for the same properties in the next year, please explain this difference to us. Include the changes by line item of your projected costs from your actual incurred costs.

RESPONSE:

In 2012, we incurred certain infrastructure costs that were classified as expense and not capital. These costs include, but not limited to, reworking jacks and pipelines. We do not anticipate those same costs in the future.

Oil and Natural Gas Reserves, page 34

22.

Item 1202(a)(7) of Regulation S-K requires the disclosure of the qualifications of the technical person(s) primarily responsible for overseeing the preparation of the reserves estimates and the qualifications of third party engineer. You have only cited the requirements of the Society of Petroleum Engineers. Please amend your document to comply with Regulation S-K.

RESPONSE:

Please see our modification of page 34, paragraph 1.

23.

You state that “Prices Used in Calculating Reserves” are $94.71/BO and $2.85/MCFG. These are the bench mark prices to which property specific adjustments are made to arrive at the prices used for reserve calculations. Please expand this to disclose also the weighted average pricing from the total proved summary cash flow page of your third party engineering report and page F-30 - $93.10/BO and $5.69/MCFG.

RESPONSE:

We have modified the table on page 34 to reflect the changes for liquids and BTU content of the oil and gas commodities.

24.

Please amend your document to disclose the information required by Item 1203 of Regulation S-K: (a) the total quantity of proved undeveloped reserves at year end; (b) material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves as well as those due to revisions, acquisition/divestiture, improved recovery and discoveries/extensions; (c) investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; (d) the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain or are scheduled to remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

RESPONSE:

We have modified our disclosure and added a chart to include the information specified in the comment. Please see page 35.

25.

On page 23, you state “we plan to carry out a balanced program of (1) developing our multi-year inventory in the Brown Dolomite oil and gas properties near Pampa, Texas…”. Please expand this discussion with attention to the fields’ productive history and productive geologic intervals. Address the fact that 60% of your proved reserves are undeveloped, yet you have only 162 undeveloped acres.

RESPONSE:

We have modified our disclosures as requested. Please see page 23, paragraph 6. Please note also our response to comment 17 whereby we corrected the number of undeveloped acres.

26.

We note that your third party engineering report projects 2014 development costs of about $22 million. Given that only nine percent of your proved reserves are producing, you have incurred $15 million in bank debt and you had about $1 million cash at mid-year 2013, please explain to us the reasons that your financing of these development costs is reasonably certain, i.e. much more likely than not of occurring. Address your history of obtaining such development financing.

RESPONSE:

We are pursuing additional capital through a preferred stock offering in a private placement memorandum to accredited investors. We anticipate after raising approximately $20 million on the preferred offering we will have adequate revenue generation from the $20 million investment to develop the rest of the properties. The Company’s history of raising capital is limited, but our officers all have strong histories of raising capital as they have through Regulation D, Rule 506 raised approximately 10-15 million dollars per year for 12 years in an affiliate company, TransCoastal Partners, LLC which acts as the managing venturer in oil and gas development joint venture partnerships. TransCoastal Partners is no longer active and does not anticipate raising any capital in the foreseeable future.

27.

The disclosure required by Items 1205 and 1206 of Regulation S-K is the registrant’s historical drilling activities and the registrant’s present activities, respectively. Please amend your document to comply with Regulation S-K.

RESPONSE:

Pursuant to the S-1, we currently have no exploratory wells, dry or productive wells developed during the year 2013, in response to items 1205 and 1206 of Regulation S-K.

Marketing, page 35

28.

We note the disclosure and on page F-21 regarding your dependency on a small number of customers for your sales of both oil and gas. Please file your agreements with these customers as exhibits or tell us why they are not required under Item 601(b)(10) of Regulation S-K.

RESPONSE:

We have added the marketing agreements as exhibits to the Prospectus. Please see exhibits 10.11, 10.12 and 10.13.

Regulatory Actions, page 36

29.	Clarify here and in the forepart of the Prospectus if you are prohibited from offering these securities in the state of California.

RESPONSE:

The officers are not prohibited from offering these securities in California. However, if they should choose to do so, the securities must be registered or exempt therefrom. Please see our modification to page 36, paragraph 8.

Executive Compensation, page 38

Officers, page 38

30.

Please provide a summary compensation table disclosing the compensation of your executives pursuant to Item 402(n)(1) of Regulation S-K. Provide also a summary compensation table disclosing the compensation of your directors pursuant to Item 402(r)(1) of Regulation S-K. In this regard, you state that your officers’ salary and stock bonuses will exceed the stated minimum levels “if the cash flow and profitability of the Company will justify it.” Please specify in greater detail the particular cash flow and profitability benchmarks used.

RESPONSE:

We have added the requested compensation tables. Please see page 39.

31.

For each selling stockholder, please indicate the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

RESPONSE:

We have modified the table in accordance with your comment. Please see page 41.

32.

Please identify the individuals who have voting or investment control over all selling stockholders that are not natural persons. Refer to Item 507 of Regulation S-K and use Exchange Act Rule 13d-3 to determine beneficial ownership.

RESPONSE:

We have modified the chart for the selling stockholders who are not natural persons. Please see page 42.

33.

Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.

RESPONSE:

To our knowledge there are no registered broker-dealers or affiliates of a registered broker-dealer involved in this transaction.

Exhibit Index, page 49

34.

We note that several of your exhibits are incorporated by reference. Pursuant to Instruction VII to the Form S-1, incorporation by reference is unavailable to registrants for offerings of penny stock as defined by Rule 3a51-1 of the Exchange Act. In your response, please remove all instances of incorporation by reference and provide all exhibits required by Item 601 of Regulation S-K.

RESPONSE:

We have included the prior exhibits incorporated by reference as exhibits to this amendment.

Undertakings, page 50

35.	Please revise your undertakings on page 50 to meet the requirements of Item 512(a) of Regulation S-K for a Form S-1 under Rule 415 of Regulation S-K.

RESPONSE:

We have modified the disclosure. Please see page 50.

Signatures, page 51

36.

We note your certification on page 51 that the filing meets all of the requirements for filing on “Form S-8.” Please replace “Form S-8” with “Form S-1.” In addition, please include the date in your certification.

RESPONSE:

We have modified the prospectus accordingly. Please see page 51.

Notes to Consolidated Financial Statements, page F-6

Proved Reserves Methodology, page F-29

37.

Item 1202(a)(6) of Regulation S-K requires states “If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.” Your disclosure here does not reference the methods/procedures employed in the estimation of your reserves. Please amend your document to comply with Item 1202(a)(6) with disclosure pertinent to the utilized engineering methods specific to your properties.

RESPONSE:

We have modified our foot note discussion to include the expressed methodology contained in the valuation/reserve report. Please see page F-30.

Proved-Developed and Undeveloped Reserves, Page F-30

38.

The 2011 “Acquisitions of reserves” line item presents a proved reserve addition of 5,372 MBOE (1,949 MBO and 20,539 MMCFG); the 2011 acquisition cost incurred (page F-28) is $2,207 thousand. This results in a unit acquisition cost of 41¢ per BOE. Your 2011 historical price for production sold per BOE (page 33) is about $75. Please explain to us the circumstances that allowed you to realize this purchase price, the estimator responsible for these reserves and the seller of these properties. Furnish to us the reserve report on which you relied for these disclosed acquired proved reserves. The report should include:

a)

One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

RESPONSE:

In 2011, TransCoastal made 3 acquisitions consisting of the following assets:

1)

The Savell Properties in Shelby County, TX consisting of 3 producing James Lime horizontal wells with 4 identified PUD infill wells on the undeveloped acreage. This property was purchased from the operator as its existing production had declined and who was unwilling to invest over $10mm to drill the PUD wells.

2)

The C.L. Davis Properties in the Pampa Area of West Texas where it was a 3-generation family operation who had lost interest in the high maintenance properties and who was unwilling to invest the time and money to optimize the daily production and to exploit the remaining assets.

3)	An additional 9% W.I. in the Pugh Wells in Stephens County, TX which is a core area of operations for TransCoastal. This was a simple purchase of additional interest at an acceptable price.

Please see our response to comment 17 and our reserve report sent under separate cover.

Significant Changes in Reserves for the Years Ended December 31, 2012 and 2011, page F-32

39.

Explain the significant change in your proved reserves due to the 2011 acquisition. See FASB ASC Paragraph 932-235-50-5. Please amend your document to explain the details/circumstances of this 2011 acquisition.

RESPONSE:

In June of 2011, TransCoastal acquired 3 properties in Gray and Carson counties which were added to our reserve report and contribute to the significant increase within.

Form 8-K filed May 15, 2013

Exhibit 10.3 Third Party Engineering Report

40.

Item 1202(a)(8) of Regulation S-K requires certain items which appear to be omitted from your third party engineering report. Please file a third party report that includes the items below in order to comply with Regulation S-K:

(i)	The purpose for which the report was prepared;
(ii)	The date on which the report was completed;
(iii)	The proportion of the registrant’s total reserves covered by the report;
(iv)	Assumptions, Methods and Procedures used and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;
(vi)	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
(viii)	A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;
(ix)	A brief summary of the third party’s conclusions with respect to the reserves estimates;
(x)	Technical qualifications of principal engineer.

RESPONSE:

We have modified our exhibit 10.3 to include the information requested. Please see revised exhibit 10.3.

Supplemental materials are being sent via FedEx to the address provided in your letter. We have also supplied a clean and redlined copy of the amended S-1 via EDGAR for your use. Please contact the undersigned should you have any questions.

Sincerely,

/s/Craig G. Ongley